EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six months ended	Fiscal Years Ended
	July 3, 2011	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007	December 31, 2006
	(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$695,671	$1,457,433	$503,801	$(1,952,374)	$352,658	$403,355
Fixed charges excluding capitalized interest	64,881	101,434	81,630	67,821	65,081	39,287
Distributed earnings from 50%-or-less-owned affiliates	(277)	(147)	(392)	(3,604)	(5,840)	(2,498)
Adjusted earnings	$760,275	$1,558,720	$585,039	$(1,888,157)	$411,899	$440,144
Computation of fixed charges:
Interest expense	$63,692	$90,377	$70,205	$65,207	$62,097	$36,859
Interest relating to lease guarantee of 50%-or-less-owned affiliates	─	8,746	8,898	─	615	─
Interest portion of operating lease expense	1,189	2,311	2,527	2,614	2,369	2,428
Fixed charges	$64,881	$101,434	$81,630	$67,821	$65,081	$39,287
Ratio of earnings to fixed charges (1)	11.7x	15.4x	7.2x	─	6.3x	11.2x

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.96 billion.